

February 2, 2012

<u>Via E-mail</u>
James Dimon
Chairman and Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

  Re: JPMorgan Chase & Co.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 28, 2011
    Form 10-Q for Fiscal Quarter Ended September 30, 2011
    Filed November 4, 2011
    File No. 001-05805

Dear Mr. Dimon:

  We have reviewed you're your January 18, 2012 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2010
General

   1. Please refer to comment 3 in our letter dated December 19, 2011. In your January 18, 2012 response to the comment you do not address your recent $88.3 million settlement with Treasury's Office of Financial Assets Control regarding certain apparent violations of sanctions programs relating to Cuba, Iran and Sudan. Please address the materiality of the recent settlement in light of qualitative factors, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that the August 15, 2011 Treasury Department press release about the settlement characterized certain apparent violations as "egregious because of reckless

acts or omissions" by you. We also note newspaper articles reporting the Treasury Department's characterization of certain of your actions as egregious.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Regulatory Developments, page 9

2. In your response to comment seven you indicate that to the extent you are placed at a competitive disadvantage by the proposed rules on derivatives margin, it may impact revenues generated from foreign clients across a number of wholesale services that you provide, not just revenues derived from derivatives activities within the Investment Bank line of business. Please expand you disclosure to identify this broader risk. The disclosure in your Form 10-Q appeared to imply that the competitive disadvantage would be limited to "a material adverse effect on [your] derivatives business."

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director